Mitchell S. Nussbaum of Loeb & Loeb LLP 345 Park Avenue New York, NY 10154-1895	Direct 212.407.4159 Main 212.407.4000 Fax 212.407.4990 mnussbaum@loeb.com

November 28, 2006

John Reynolds, Assistant Director Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549 Mail Stop 3561

Re:	Shine Media Acquisition Corp. Form S-1 Registration Statement File No. 333-127093

Dear Mr. Reynolds:

On behalf of our client, Shine Media Acquisition Corp., a Delaware corporation (the “Company”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”) one complete electronic version of Amendment No. 7 (“Amendment No. 7”) to the Company’s Registration Statement on Form S-1 (No. 333-127093) (collectively, the “Registration Statement”), including one complete electronic version of the exhibits filed therewith.

By Federal Express, the Company is furnishing the Commission’s staff (the “Staff”) with three marked courtesy copies of Amendment No. 7 and all exhibits filed therewith.

Amendment No. 7 responds to the comments set forth in the Staff letter dated November 1, 2006 (the “Staff’s Letter”) and revises the Registration Statement to reflect (i) a warrant purchase obligation by an entity wholly owned by Kerry Propper, a newly appointed officer of the Company, and Merriman Curhan Ford & Co., and (ii) the sale of shares from certain of the Company’s stockholders to an entity owned by Mr. Propper and Estelle Lau.

In order to facilitate your review of Amendment No. 7, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter. Page numbers refer to the marked copy of Amendment No. 7.

Los Angeles New York Chicago Nashville www.loeb.com

A limited liability partnership including professional corporations

John Reynolds, Assistant Director November 28, 2006 Page 2

The Company’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows:
Comment Number	Response
1.

The disclosure in the Registration Statement has been revised to reflect that the Company’s officers and directors have agreed that they will not recommend to the Company’s stockholders that they approve a business combination with an entity that is affiliated with any of the Company’s officers, directors or existing stockholders, or that is an entity in which any of the Company’s officers, directors or existing stockholders, or any of their respective affiliates, has a direct or indirect investment. The disclosure appears on pages 3, 40 and 48.

2.	The disclosure on pages 2, 40 and 50 of the Registration Statement has been revised in accordance with the Staff’s comment.
Principal Stockholders, page 62
3.	The disclosure on page 65 of the Registration Statement has been revised in accordance with the Staff’s comment.
Prior Share Issuances and Subsequent Transfer, page 66
4.

We respectfully submit that the stockholders who purchased shares in the April 2006 share transactions (the “April Stockholders”) should not be deemed to have received “compensation”. At the time that the April Stockholders purchased their shares, the Company’s management team was being reconfigured and the Company had not filed an amendment to the Registration Statement in several months. Until these share transactions were consummated, the original stockholders did not actively pursue the filing of an amendment to the Registration Statement or otherwise attempt to consummate the Company’s initial public offering.

The Company did not receive any services from the April Stockholders and did not receive any services that were paid for directly by the founding stockholders as a result of the sale of the shares. In addition, the sale of the shares did not result in the April Stockholders receiving stock at below fair value. The April Stockholders purchased the stock at the same price paid by the founding stockholders. The Company believed that the stock had not increased in value as of the date that the shares were purchased. At April 27, 2006, the stock was not publicly traded and the Company was a development stage enterprise with no operations other than those required to file a registration statement to effect a public offering of shares. In addition, the Company’s book value per share was less than the sales price per share. Accordingly, no compensation expense should be recorded for the April 2006 transaction between stockholders.

John Reynolds, Assistant Director November 28, 2006 Page 3

The fact that the initial Registration Statement contained pricing information should not impact an analysis of the value of the shares of the Company’s common stock purchased by the April Stockholders. The pricing of the securities was not based on the value of the Company, but instead was based on an arbitrary set of criteria including how much the Company’s founders believed they needed to raise to purchase an operating business in the selected industry and the type of securities the underwriter believed that it could sell to potential investors (See, for example, the disclosure on pages 12 and 79 of the Registration Statement relating to how the offering price was determined). In the initial public offering of an operating company, the offering price of its securities would be a good measure of the value of those securities since pricing would occur at around the time its registration statement was declared effective by the Commission and would be based on the Company’s assets and operations. In the Company’s case, because the Company has little cash, no other assets and no operations, the only “value” its securities will have upon consummation of its initial public offering relates to the amount of money raised in the initial public offering and the private placement.

In addition, the purchase of shares by the April Stockholders obligated them to fund the continuing costs of the registration effort (as evidenced by the August 9, 2006 promissory notes) and obligated them to purchase shares in a private placement. The vast majority of the proceeds of the offering will be placed in a trust account solely for the benefit of the public stockholders, unless the future efforts of the April Stockholders are successful in identifying and acquiring a target business.

Therefore, (i) since the April Stockholders of the Company should be considered “founders” of the Company, and (ii) even if the April Stockholders cannot be considered “founders” of the Company, the fair value of the shares of the Company’s common stock that the April Stockholders purchased is no greater than the fair value of such shares when they were purchased by the original stockholders, we believe that staff accounting bulletin topic 5.T. is inapplicable to the sale of the shares to the April Stockholders.

John Reynolds, Assistant Director November 28, 2006 Page 4

Your prompt attention to this filing would be greatly appreciated. Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4159.

Sincerely,

/s/ Mitchell S. Nussbaum
Mitchell S. Nussbaum
Loeb & Loeb LLP

cc:	David Y. Chen, Chief Executive Officer Shine Media Acquisition Corp.